LINCOLN
GOLD CORPORATION

350, 885 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
Fax: 604 688 7307

PRIVATE AND CONFIDENTIAL

October 3, 2008

Attention: Andrew Milligan

Dear Sir or Madam:

Re: Lincoln Gold Corporation (the "Company")

We acknowledge that the Company is indebted to you in the total amount of $39,000.00 plus interest (the "**Debt**").

We also confirm that you have agreed to accept shares (the "Shares) of the Company in satisfaction of $25,000.00 of the Debt (the "**Settled Debt**"). We agree to pay the balance of the Debt plus interest to you in cash by February 28, 2009 (the "**Payment Deadline**").

This agreement is conditional on the Company having received all necessary approvals, including regulatory and shareholder approvals, to complete the debt settlement and a plan of arrangement under applicable corporate law (the "**Arrangement**") pursuant to which the Company will become a wholly owned subsidiary of a capital pool company ("**CPC**") listed on the TSX Venture Exchange (the "**Exchange**") as the CPC's "qualifying transaction" under the rules and policies of the Exchange.

In satisfaction of the Settled Debt, you will receive 500,000 Shares, which, on the Arrangement will be exchanged for shares of the CPC on the same terms and conditions, including the exchange ratio, as the existing outstanding shares of the Company will be exchanged.

If the debt settlement does not complete by the Payment Deadline, this agreement will terminate and be of no further force and effect, without prejudice to your right to claim against the Company for the full repayment of the Debt.

This debt settlement is a fundamental component of the transaction involving the Company and the CPC. As the debt settlement, the Arrangement and the other transactions contemplated by this agreement may not have been publicly disclosed at the date hereof, you agree to keep this matter confidential and not to trade in the securities of the Company or the CPC (should you become aware of its identity) until such time as the matters referred to in this agreement have been publicly disclosed or the Company has advised you that it is no longer necessary to keep this matter confidential or refrain from trading.

You acknowledge and consent to:

(a) the disclosure to the Exchange and all other regulatory authorities of your personal information obtained by the Company; and

(b) the collection, use and disclosure of such personal information by the Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

If the foregoing accurately reflects your agreement, would you please sign and return the enclosed copy of this letter. The signed copy of this letter will represent your agreement to settle the Debt on the terms and conditions set forth above.

Yours truly,

Lincoln Gold Corporation

Per: ______________________
Authorized Signatory

Accepted and agreed to this ____ day of __________________, 2008.

Andrew Milligan

Per: ______________________
Authorized Signatory